Exhibit 22.1: 2004 Annual Report

2004 ANNUAL REPORT

(COMPANY LOGO)

ELECTRONIC SYSTEMS TECHNOLOGY, INC.
415 NORTH QUAY STREET, SUITE 4
KENNEWICK, WA 99336

To Our Shareholders,

2004 was another year of solid performance for Electronic Systems Technology. For the third consecutive year we recorded record revenues, with total revenues for 2004 increasing to $2,422,390 compared to 2003 revenues of $2,244,047, reflecting an 8% increase. Sales revenues for 2004 increased to $2,297,945 from 2003 sales of $2,064,628. The improved sales performance is the result of our focused marketing efforts in the Law Enforcement and Latin American regional markets. Net Income for the year was $174,820 for 2004, or $0.03 per diluted share, compared with the Net Income for 2003 of $123,006, or $0.02 per diluted share. The Company remains in a strong, debt free financial position.

We continue to strive to expand the boundaries of wireless data communications. In 2004 we completed development of the ESTeem(r) 195Eg product. The ESTeem(r) Model 195Eg is a multi-protocol, 54 Mbps data rate, Ethernet based, nonlicensed radio frequency modem, having a reduced physical footprint and higher data rates than previous ESTeem(r) products. The product is packaged in our new industrial hardened case that allows direct mounting on the antenna mast, saving our customer additional expenses for enclosures, feedlines and other accessories normally associated with conventional radio modems, as well as reducing installation costs. The Model 195Eg entered production late in 2004 and the acceptance by our customers has been very exciting.

We continued our marketing efforts during 2004, by increasing participation in national and regional tradeshows for both Industrial Automation and Public Safety marketplaces. As the sales revenues for the past three years display, this effort has been very beneficial for the Company and we will continue this effort in 2005, with plans for the addition of an Industrial Automation Sales Manager. We are optimistic about what the future holds for the Company, as we move forward from our strong foundation to explore the opportunities that our innovative products will provide.

On behalf of the Board of Directors and employees of Electronic Systems Technology, I thank you for your continued support.

/s/ T. L. KIRCHNER

T.L. Kirchner
President

COMPANY PROFILE

Electronic Systems Technology, Inc. ("EST" or the "Company") specializes in the manufacturing and development of wireless modem products. The Company uses research and development, manufacturing, and marketing efforts to produce and market the Company’s line of ESTeem (TM) Wireless Modem products and accessories. The Company offers products providing innovative communication solutions for applications not served by existing conventional communication systems. The Company’s products are offered in markets for process automation in commercial, industrial, and government arenas both domestically and internationally, as well as domestic markets for public safety communications infrastructure, primarily used by police and fire departments. The Company’s products are marketed through direct sales, sales representatives, as well as domestic and foreign resellers.

The Company was incorporated in the State of Washington in February 1984, and was granted a U.S. Patent for the "Wireless Computer Modem" in May 1987, and Canadian patent in October 1988. During the past three years, the Company has continued product improvements to incorporate the latest technological developments and respond to customer needs and market opportunities. Development efforts during 2004 were concentrated on development of the ESTeem 195E Ethernet based radio frequency modem. The Model 195E Series products are multi-protocol, Ethernet based, spread spectrum nonlicensed radio frequency modems, with a physically reduced "footprint" and higher RF data rates, up to 54 Megabits per second (Mbps), an increase from a maximum of 11 Mbps RF data rate of the ESTeem 192E modem. In an effort to maintain and expand its customer base, particularly in the industrial control arena, the Company continues efforts to team with all major programmable logic controller (PLC) hardware vendors. The Company has also been involved from time to time as a hardware provider for Government programs, where the Company’s products have been used in watershed management, aircraft maintenance, airfield lighting and resource management applications. During 2004, the Company continued marketing products for use in foreign and domestic Supervisory Control and Data Acquisition (SCADA), Industrial Automation, and Government marketplaces, as well as mobile data communication applications for public safety entities.

PRODUCTS AND MARKETS

The Company’s ESTeem wireless modem product lines provides wireless communication links between computers, peripherals, and instrumentation controls using radio frequency waves. The proliferation of computer applications in business, industry and public service has created a dynamic environment of automation and networking, requiring constantly growing amounts of data transfer. Prior to the invention of the ESTeem modem, the majority of data transfers used telephone modems or direct cable connections, both of which have costly side effects. Telephone modems have a potentially expensive monthly charge for the use of telephone lines, and direct cable connections can have installation costs as much or more than the cost of the communication system. ESTeem wireless modem products provide a wireless solution for data transfer by eliminating the need for conventional hardwiring and leased phone lines.

All of the ESTeem models ("ESTeems") come with industry standard asynchronous or Ethernet communications ports, giving users new dimensions to "Local Area Networking". ESTeem modems work on a "packet burst" communications concept. Packet systems, whether hardwired or radio, share the same principle of operation: data is taken from RS-232C, RS-422, RS-485 asynchronous or Ethernet ports and is transmitted in "Electronic Packets". Once a packet of data is formed, the packet is transmitted in a "burst," from one ESTeem modem to another ESTeem modem, hence the term "packet burst communications." Internal Digi-Repeater features allow the user to increase operating range by relaying transmission through multiple ESTeems to reach a destination ESTeem. An ESTeem can operate as an operating node, a repeater node, or both simultaneously, for added flexibility. Secure data communication is provided in the ESTeem products through use of proprietary technology and industry standard techniques.

PRODUCT APPLICATIONS

Some of the major applications and/or industries for which the ESTeem products are being utilized are as follows:

Water and Waste Water Industry	Overhead Crane Control
Industrial Automation	Shop Floor Manufacturing
Remote Data Acquisition (SCADA)	Intra-Office/Building Computer Networking
Law Enforcement/Public Safety

Power Utility	Federal
Oil/Gas Pipeline	Ground Mobile Communications
Material Handling	Ship to Shore Communications
Flight Line Maintenance

PRODUCT LINES

Licensed Narrow Band Products

The Company’s licensed, narrow band "packet burst" radio modems are typically used for foreign and domestic commercial, industrial, federal, and public safety applications. Typical indoor and outdoor fixed base and mobile applications include point to point as well as point to multi-point digital data networking. The distance is dependent on the product chosen as shown in the table below. Employing the internal digi-repeater feature in each radio modem can increase the Line-of-Sight (LOS) distances shown below for each product type.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
192C	Narrow Band Licensed	450 to 470	1 to 5	19.2 K	15	RS-232/422/485
192CHP	Narrow Band Licensed	450 to 470	10, 20, or 30	19.2 K	40-70	RS-232/422/485
192F	Narrow Band Licensed	400 to 420	1 to 5	19.2 K	15	RS-232/422/485
192M	Narrow Band Licensed	150 to 174	1 to 5	19.2 K	15	RS-232/422/485
192MHP	Narrow Band Licensed	150 to 174	10, 20, or 30	19.2 K	40-70	RS-232/422/485
192V	Narrow Band Licensed	72 to 79	1	19.2 K	5	RS-232/422/485

Unlicensed Spread Spectrum Products

The Model 192S is a low cost unlicensed direct sequence spread spectrum transceiver for foreign and domestic commercial and industrial applications operating in the 2.4 GHz spectrum. Typical indoor and outdoor applications include point to point and point to multi-point digital data networking for distances to approximately 10 miles line-of-sight without the use of the digi-repeater option.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
192S	Unlicensed	2400	.5 or 1	171K	10	RS-232/422/485

Unlicensed Ethernet Spread Spectrum Products

The Company’s Ethernet radios are a high performance, direct sequence spread spectrum transceiver employing the industry standard, 10baseT, 802.11b/g Ethernet connectivity for commercial, industrial, federal, and public safety applications operating in the unlicensed 2.4 GHz spectrum with data transfer rates of up to 54 Mbps.

Typical installations include data rate critical, point to point, point to multi-point, and "last-mile" bridge data networking and mobile applications for distances of approximately 5 to 7 miles line-of-sight without the use of the digi-repeater option. The high data capability of these products allows them to be used in Video and Voice over Internet Protocol (VoIP) applications.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface (10baseT)
195Eg	Unlicensed	2400	1	54 M	5-7	Ethernet
192E	Unlicensed	2400	1	11 M	5-7	Ethernet
WLANC	Unlicensed	2400	0.2	11 M	300-3000 ft.	Ethernet

ADDITIONAL PRODUCTS AND SERVICES

The Company offers various accessories to support the ESTeem products. Accessories are purchased from other manufacturers and resold by EST to support the application of ESTeem modems. Antennas, power supplies and cable assemblies are examples of such items. The Company provides direct services to customers, such as repair and upgrade of ESTeem products. To assist in the application of ESTeem wireless modems, the Company also provides professional services, site survey testing, system start-up, and custom engineering services.

PRODUCT DEVELOPMENT

The Company’s products compete in an environment of rapidly changing technology. This environment results in the necessity of the Company to be continually updating and enhancing existing products, as well as developing new products in order to remain competitive. Research and Development expenditures for new product development and improvements of existing products by the Company for 2004 and 2003 were $306,949 and $239,446, respectively. None of the Company’s research and development expenses were paid directly by any of the Company’s customers. During 2004, the Company contracted and will continue to contract, with independent, nonaffiliated, engineering companies specializing in radio design and software development, when such expertise is required.

Development efforts during 2004 were concentrated on development of the ESTeem 195E Ethernet based radio frequency modem. The Model 195E Series products are multi-protocol, Ethernet based, spread spectrum nonlicensed radio frequency modems, with a physically reduced footprint and higher RF data rates, up to 54 Megabits per second (Mbps), an increase from a maximum of 11 Mbps RF data rate of the ESTeem 192E modem. The first of the Model 195E Series products were released for sales during the third quarter of 2004. The Company plans continued research and development expenditures for development and improvement projects, as they are deemed necessary.

MARKETING STRATEGY

The majority of the Company’s products sold during 2004 were through the reselling efforts of non-exclusive, non-stocking distributors and resellers of the Company’s products, with the remainder of the Company’s sales distributed directly from the Company’s facility through direct sales to end-users of the ESTeem products. During 2004, approximately sixty percent of the Company’s products were distributed through resellers and forty percent through direct sales. Customers generally place orders on an "as needed basis". Shipping of products is generally completed 1 to 15 working days after receipt of a customer order, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

During 2004, the Company continued advertisements in trade publications specifically targeted at users of control, instrumentation, and automation systems, as well as domestic public safety entities. The Company’s advertising targeted at users of control, instrumentation, and automation systems was focused primarily on potential users of Programmable Logic Controllers (PLCs). There are approximately twenty-five major PLC manufacturers worldwide. The Company has increased attendance at tradeshows specifically targeted toward the customers and markets in which it sells products. The Company employs sales managers to concentrate marketing and sales efforts in both the Latin American industrial automation and Mobile Data Computers for public safety markets. During 2005, the Company intends to continue strategies targeting existing markets of industrial controls and Mobile Data Computers for public safety networks, and has preliminary plans for hiring an additional sales manger. The Company maintains an Internet web site to provide access to product and technical information for both present and potential customers of the Company’s products.

The Company’s competition varies according to the market in which the Company's products are competing. All of the markets in which the Company’s products are sold are highly competitive. Management believes the ESTeem products compete favorably in the market because of performance, price, and adaptability of the products to a wide range of applications. The Company's major limitation in competing with other manufacturers is its limited marketing budget, which currently limits the Company’s nationwide advertising and sales force presence.

MARKET INFORMATION FOR THE COMPANY’S COMMON STOCK

There is no established market for trading the Common Stock of the Company. The Common Stock is not regularly quoted in the automated quotation system of a registered securities system or association. The Common Stock of the Company is traded on the "over-the-counter" market and is listed on the electronic bulletin board under the symbol of "ELST". The following table illustrates the average high/low price of the Common Stock for the last two (2) fiscal years. The "over-the-counter" quotations do not reflect inter-dealer prices, retail mark-ups, commissions or actual transactions.

	Bid		Ask
	High	Low	High	Low
Fiscal year ended December 31, 2004
First Quarter	0.77	0.55	0.95	0.55
Second Quarter	1.05	0.70	1.25	0.70
Third Quarter	0.85	0.75	0.93	0.75
Fourth Quarter	0.85	0.75	1.01	0.75

Fiscal year ended December 31, 2003
First Quarter	0.37	0.34	0.43	0.34
Second Quarter	0.51	0.29	0.60	0.30
Third Quarter	0.51	0.36	0.57	0.36
Fourth Quarter	0.56	0.37	0.62	0.37

The above data was compiled from information obtained from the Pink Sheets LLC, OTC Market Report daily quotation service.

Electronic Systems Technology Inc. paid non-cumulative, cash distributions on July 14, 2004, July 9, 1999, July 9, 1998 and July 11, 1997, respectively, each equivalent to $0.01 per outstanding share. The Company also paid a non-cumulative cash distribution on July 16, 2003, equivalent to $0.015 per outstanding share. Dividends undertaken by the Company will be solely at the discretion of the Board of Directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is intended to be read in conjunction the Company’s audited financial statements the integral notes thereto. The following statements may be forward-looking in nature and actual results may differ materially.

RESULTS OF OPERATIONS

GENERAL: The Company specializes in the manufacturing and development of wireless modem products. The Company offers a product line which provide innovative communication solutions for applications not served by existing conventional communication systems. The Company offers product lines in markets for process automation in commercial, industrial and government arenas domestically, as well as internationally, and domestically to public safety entities for mobile data computer terminal (MDC) applications. The Company markets its products through direct sales, sales representatives, and domestic, as well as foreign, resellers. Operations of the Company are sustained solely from revenues received through sales of its products and services.

FISCAL YEAR 2004 vs. FISCAL YEAR 2003

GROSS REVENUES: Total revenues for the fiscal year 2004 were $2,422,390 reflecting an 8% increase from $2,244,047 gross revenues for fiscal year 2003. The increase in total revenues is the result of increased product sales revenues in the domestic MDC, and foreign industrial automation market segments during 2004. Product sales increased to $2,297,945 in 2004, as compared to 2003 sales of $2,064,628. Management believes the increase in sales revenues for the particular market segments were the result of continued marketing efforts on the part of the Company, specifically efforts by the Company’s MDC and Latin American sales managers. During 2004 sales revenues for the domestic industrial automation market were consistent with 2003 results. Management believes that the lack of growth for domestic industrial automation revenues is the result of increased product and price competition in the domestic industrial automation market when compared with 2003. For 2005, the Company intends to continue strategies targeting existing markets of industrial controls and MDC applications, and has preliminary plans for hiring an additional sales manger for increasing the Company’s marketing presence in the domestic industrial automation market. Though Management plans to increase the Company’s marketing efforts in 2005, sustaining or increasing sales revenues for 2005 cannot be guaranteed due to the highly competitive markets in which the Company’s products and services are marketed.

Interest revenues decreased to $23,508 from 2003 levels of $34,206 due to decreased rates of return received on the Company’s investments. Engineering services revenues during 2004 decreased to $118,680 from 2003 levels of $145,213 due to decreased requests for the Company’s engineering services when compared with 2003. Management believes the reduction experienced in engineering service revenues is the result of increased sales of Ethernet based wireless modems, which to date have required less preinstall, installation and project commissioning services, when compared with the Company’s licensed frequency radio modems. Management believes this downward trend for engineering services may continue or accelerate as sales of the Company’s Ethernet based wireless modems increase.

During 2004, a majority of the Company's domestic product sales were employed in industrial automation applications. An example of an industrial automation application is a municipal water treatment operation, which employs the ESTeem modem to transmit industrial control information to and from control room areas via a wireless communications infrastructure. It is the opinion of Management that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future.

The Company’s domestic sales were augmented by sales of the Company’s products for MDC systems to public entities, which accounted for 22% of the Company’s domestic sales during 2004. An example of an MDC system for a public entity is a local area network (LAN), between police department computer dispatch centers and individual police vehicles. Management believes funding of MDC projects on a local, state and federal level, cannot be guaranteed and therefore MDC projects involving the Company’s products become very difficult to predict.

During 2004, the Company had $497,558 in foreign export sales, amounting to 21% of gross product and service revenues for the year, compared with foreign export sales of $369,047 or 16% of gross product and service revenues for 2003. The increase in foreign sales was due to increased sales volumes for industrial automation projects in Canada and Latin America, when compared with 2003. Products purchased by foreign customers were used primarily in industrial automation applications. Management believes the majority of foreign export sales are the results of the Company’s Latin American sales manager, EST foreign distributor efforts, and the Company’s internet website presence. The geographic compositions of the Company’s foreign export sales for 2004 and 2003 are shown in Note 13 to the Financial Statements.

In 2004, products purchased by U.S. Government agencies or by U.S. Government contractors amounted to $16,432 or less than 1%, of gross product and service revenues as compared with 2003 levels of $19,828 or 1% of gross product and service revenues. Products purchased by the U.S. Government or U.S. Government contractors during 2004 were used primarily for airport lighting applications. The level U.S. Government sales revenue reflects a continuing trend of low U.S. Government Sales. Management believes U.S. Government sales will remain low during 2005 due to a lack of U.S. Government funding for, or discontinuance of, programs using the Company’s products. The Company continues to make specific marketing contacts regarding the use of the Company’s products for Homeland Security communication projects, however at the time of this report, no sales have been forthcoming from these efforts.

As of December 31, 2004, the Company had a backlog of $42,422 in sales orders. The backlog level at year end is unusually low for the Company, however Management believes it is the result of timing differences in customer ordering for projects, and does not signify a downward trend in sales revenues. The Company’s customers generally place orders on an "as needed basis". Shipment for the Company’s products is generally completed within 1 to 15 working days after receipt of customer orders, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

COST OF SALES: Cost of Sales, as a percentage of gross sales, was 43% and 45% respectively, for 2004 and 2003. Cost of Sales variances are the result of the product mix sold, as well as the price discounting structure for the mix of products sold during the period.

INVENTORY: The Company's year-end inventory values for 2004 and 2003 were as follows:

	2004	2003
Parts	$248,433	$232,801
Work in Progress	104,488	86,928
Finished goods	252,238	192,243
TOTAL	$605,159	$511,972

The Company's objective is to maintain inventory levels as low as possible to provide maximum cash liquidity, while at the same time, meet production and delivery requirements. Approximately 20% of the Company’s inventory at December 31, 2004 consisted of parts having lead times ranging from 12 to 24 weeks. Some parts are maintained at high levels to assure availability to meet production requirements, and accordingly, account for a significant portion of the Company’s inventory value.

Based on past experience with component availability, supplier relationships, and inventory levels, the Company does not foresee shortages of materials used in production. However, developments in the electronic component marketplace, involving components used by the Company which are also used in cellular phones, have the potential of creating negative availability issues for components used by the Company. The Company has been able to procure parts on a timely basis as of the date of this report, however this cannot be guaranteed in the future. If shortages were to occur, material interruption of production and product delivery to customers could occur. Inventory levels increased between December 31, 2003 and December 31, 2004, due to the Company increasing purchases of inventory specific to the new ESTeem 195E product line, which was moving into volume production late in the third quarter of 2004.

For year-end 2004, purchases and costs allocated to cost of goods sold were $1,077,380 as compared to $880,909 in 2003. The increase in purchases and allocated costs is the result of increased purchases by the Company to meet the production needs of increased sales revenues, and purchase of specific inventory for the ESTeem 195E product line.

OPERATING EXPENSES: Operating expenses increased to $1,089,396 in 2004, from 2003 levels of $1,006,674. Material changes in expenses are comprised of the following components: Sales Commissions decreased to $6,706 in 2004 from 2003 levels of $22,147 due to decreased commissions paid to Indian resellers of the Company’s products during 2004, when compared with 2003. Depreciation expense increased during 2004 to $65,370 from 2003 levels of $49,207 due to the Company’s increased depreciable assets when compared with 2003. Supplies and materials expense increased to $31,920 for 2004 from 2003 levels of $17,639 due to increased supplies used in the development process of the ESTeem 195E. Professional services increased to $96,039 from 2003 levels of $67,112 due to increased subcontracted software development and engineering expertise employed during the development of the ESTeem 195E. Repairs and maintenance expense increased to $24,774 during 2004 as compared with $15,912 during 2003 due to increased repairs and updates needed for test equipment and computer systems. Travel expenses increased to $91,879 for 2004, compared to $83,498 for 2003, due to increased marketing and engineering related travel expenses during 2004.

Salaries increased to $810,901 in 2004, from 2003 levels of $783,991, due to increased wages paid to Company employees during 2004 when compared with 2003. The Company did not incur any bad debt expense during 2004 as compared with $3,047 during 2003.

FISCAL YEAR 2003 vs. FISCAL YEAR 2002

GROSS REVENUES: Total revenues for the fiscal year 2003 were $2,244,047 reflecting a 7% increase from $2,092,865 gross revenues for fiscal year 2002. The increase in total revenues was the result of increased product sales revenues in the domestic, industrial automation market segment during 2003. Product sales increased to $2,064,628 in 2003, as compared to 2002 sales of $1,932,648. Management believes the increase in sales of the Company’s products was the result of continued marketing efforts on the part of the Company, including increased attendance at regional tradeshows for both industrial automation and MDC marketplaces, and increased salesperson activity. Interest decreased from 2002 levels of $41,233, to 2003 levels of $34,206 due to decreased rates of return received on the Company’s investments. Engineering services revenues during 2003 increased to $145,213 from 2002 levels of $117,573 due to increased requests for the Company’s engineering services, particularly MDC projects, when compared with 2002.

In 2003, a majority of the Company's domestic sales were for industrial automation applications. The Company’s domestic sales were augmented by sales of the Company’s products for MDC systems to public entities, which accounted for 21% of the Company’s domestic sales during 2003.

During 2003, the Company had $369,047 in foreign export sales, amounting to 17% of gross product and service revenues for the year, compared with foreign export sales of $335,706 or 16% of gross product and service revenues for 2002. The increase in foreign sales was due to increased sales volumes for industrial automation projects in India and Latin America. Products purchased by foreign customers were used primarily for use in industrial automation. Management believes the majority of foreign export sales are the results of the Company’s Latin American sales manager, EST foreign distributor efforts, and the Company’s Internet website presence.

In 2003, products purchased by U.S. Government agencies or by U.S. Government contractors amounted to $19,828 or 1%, of gross product and service revenues as compared with 2002 levels of $148,177 or 7%, of gross product and service revenues. During 2003, products purchased by the U.S. Government or U.S. Government contractors were used primarily for airport lighting applications. The comparative decrease in 2003 U.S. Government sales revenues reflects a continuing trend of declining U.S. Government Sales. 2002 U.S. Government sales included sales for a large water control project.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s revenues and expenses resulted in net income of $174,820 for 2004, increased from net income of $123,006 for 2003. The increase in net income is the result of increased sales revenues during 2004, when compared with 2003. At December 31, 2004, the Company's working capital was $2,498,881 compared with $2,355,418 at December 31, 2003. The Company’s operations rely solely on the income generated from sales. The Company's major capital resource requirements are maintaining inventory levels adequate for production and payment of employee salaries. Extended availability for components critical for production of the Company’s products, ranging from 12 to 24 weeks, require the Company to maintain high inventory levels. It is Management’s opinion that the Company’s working capital as of December 31, 2004 is adequate for expected resource requirements for the next twelve months.

The Company's current asset to current liability ratio at December 31, 2004 was 13:1 compared to 12.6:1 at December 31, 2003. The increase in current asset ratio is the result of increased inventory and cash assets when compared with year-end 2003.

The Company's cash resources at December 31, 2004, including cash and cash equivalent liquid assets, were $488,480, increased from cash resources of $378,103 at year end 2003. The increase in cash resources at year-end is the result of timing differences in accounts receivables during the last quarter of 2004 when compared with the same period of 2003. The Company maintains a brokerage account comprised of marketable securities investments, which is managed by a third-party investment management firm. As of December 31, 2004, the Company’s investments were valued at $1,344,619. At year-end 2004, certain components of investments held by the Company, if sold as of December 31, 2004, would have presented a realized loss, net of tax of $6,350. A net unrealized loss on marketable securities in the amount of $23,974 has been recognized as an accumulated other comprehensive loss for the year ended December 31, 2004. The contingency is shown in the Statement of Comprehensive Income (Loss) in the Company’s Financial Statements for December 31, 2004.

The Company's trade accounts receivable, adjusted for allowance for uncollectible accounts, at December 31, 2004, were $257,080, compared to $284,972 at year-end 2003. The decrease is the result of sales and collection timing differences between December 31, 2004 and December 31, 2003. Management believes that all of the Company’s accounts receivable as of December 31, 2004 are collectible.

The Company believes the level of risk associated with customer receipts on export sales is minimal. Foreign shipments are made only after payment has been received, irrevocable letter of credit terms have been pre-arranged, or on Net 30 day credit terms to established foreign companies with which the Company has distributor relationships. Foreign orders are generally filled as soon as they are received therefore, foreign exchange rate fluctuations do not impact the Company.

Inventory level as of December 31, 2004, was $605,159, reflecting an increase from December 31, 2003, levels of $511,972. The increase in inventory is due to the Company increasing purchases of inventory specific to the new ESTeem 195E product line, which was moving into volume production late in the third quarter of 2004, and general increases in purchases to meet production needs of increased sales revenues.

The Company had capital expenditures during 2004 of $96,155 primarily for test equipment and related software used for research and development and manufacturing of the Company’s products. The Company intends on investing in additional capital equipment as deemed necessary to support development and manufacture of current and future products. As of December 31, 2004, the Company's current liabilities were $209,035, increased from 2003 year-end levels of $202,511. The increase is due to increases in accounts payable, income tax payable and accrued payroll liabilities when compared with year-end 2003.

The Company’s operations were not adversely effected by inflation during 2004. No adverse affect is anticipated during 2005.

CONTROLS & PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures. The Company’s Chief Executive and its Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d- 14(c) as of a date within 90 days of the filing date of this annual report on Form 10-KSB (the "Evaluation Date"), have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company would be made known to it by others within the Company, particularly during the period in which this annual report on Form 10-KSB was being prepared.

(b) Changes in Internal Controls. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect the Company’s disclosure controls and procedures subsequent to the Evaluation Date, nor any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions.

FORWARD LOOKING STATEMENTS: The above discussion may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: competitive factors such as rival wireless architectures and price pressures; availability of third party component products at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; change in product mix, and risk factors that are listed in the Company’s reports and registrations statements filed with the Securities and Exchange Commission.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Electronic Systems Technology, Inc.
415 N. Quay - Suite 4
Kennewick, WA 99336

We have audited the accompanying balance sheets of Electronic Systems Technology, Inc., as of December 31, 2004 and 2003, and the related statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Systems Technology, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of operating expenses and selected financial data are presented for purposes of additional analyses and are not a required part of the basic financial statements. Such supplemental schedules have been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

February 15, 2005

ELECTRONIC SYSTEMS TECHNOLOGY, INC. BALANCE SHEETS DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS
Cash	$ 11,100	$ 11,100
Money market investment	477,380	367,003

Available-for-sale investments	1,344,619	1,341,491
Accounts receivable, net of allowance for doubtful accounts of $1,884 at 2004 and $2,153 at 2003	257,080	284,972
Inventory	605,159	511,972
Prepaid insurance	9,878	9,353
Prepaid expenses	2,700	2,605
Prepaid federal income taxes	-	29,433

Total Current Assets	2,707,916	2,557,929

PROPERTY AND EQUIPMENT - NET	253,456	222,674

OTHER ASSETS - NET	4,624	27,486

DEFERRED INCOME TAX BENEFIT	17,300	14,600

	$2,983,296	$2,822,689

See Notes to Financial Statements
2

ELECTRONIC SYSTEMS TECHNOLOGY, INC. BALANCE SHEETS DECEMBER 31, 2004 AND 2003

LIABILITIES AND STOCKHOLDERS’ EQUITY

	2004	2003
CURRENT LIABILITIES
Accounts payable	$ 96,949	$ 44,848
Refundable deposits	3,630	80,372
Accrued payroll	37,113	21,308
Accrued payroll and other taxes	9,467	6,702
Accrued vacation pay	22,675	24,193
Income tax payable	39,201	-
Deferred income	-	25,088

Total Current Liabilities	209,035	202,511

DEFERRED INCOME TAXES	75,500	59,400

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS= EQUITY
Common stock - $.001 par value 50,000,000 shares authorized, 5,148,667 and 5,098,667 issued and outstanding at 2004 and 2003, respectively	5,149	5,099
Additional paid-in capital	966,184	945,734
Retained earnings	1,743,252	1,619,419
Accumulated other comprehensive loss	(15,824)	(9,474)
	2,698,761	2,560,778

	$2,983,296	$2,822,689

ELECTRONIC SYSTEMS TECHNOLOGY, INC. STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002
SALES - NET	$2,297,945	$2,064,628	$1,932,648

COST OF SALES
Beginning inventory	511,972	569,424	531,599
Purchases and allocated costs	1,077,380	880,909	907,087
	1,589,352	1,450,333	1,438,686

Ending inventory	605,159	511,972	569,424
	984,193	938,361	869,262

GROSS PROFIT	1,313,752	1,126,267	1,063,386
OPERATING EXPENSES	1,089,396	1,006,674	788,631
OPERATING INCOME	224,356	119,593	274,755

OTHER INCOME
Interest income	23,508	34,206	41,233
Other income (expense)	12,262	20,102	11,629
	35,770	54,308	52,862
INCOME BEFORE INCOME TAXES	260,126	173,901	327,617

PROVISION FOR FEDERAL INCOME TAXES	85,306	50,895	114,041

NET INCOME	$ 174,820	$ 123,006	$ 213,576

BASIC EARNINGS PER SHARE	$ 0.03	$ 0.02	$ 0.04

DILUTED EARNINGS PER SHARE	$ 0.03	$ 0.02	$ 0.04

See Notes to Financial Statements
3

ELECTRONIC SYSTEMS TECHNOLOGY, INC. STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002
NET INCOME	$ 174,820	$ 123,006	$ 213,576
OTHER COMPREHENSIVE LOSS:
Unrealized loss on securities arising during the period	(9,622)	(8,280)	(6,332)
Income tax benefit related to other comprehensive loss	3,272	2,815	2,150
Other comprehensive loss, net	(6,350)	(5,465)	(4,182)
COMPREHENSIVE INCOME	$ 168,470	$ 117,541	$ 209,394

See Notes to Financial Statements
4

ELECTRONIC SYSTEMS TECHNOLOGY, INC. STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
					Accumulated Other Comprehensive Loss	Total

	Common Stock		Paid-In Capital	Retained Earnings
	Shares	Amount
BALANCE AT JANUARY 1, 2002	5,098,667	$ 5,099	$945,734	$1,359,317		$$2,310,150
COMPREHENSIVE INCOME:
Net income December 31, 2002	-	-	-	213,576	-	213,576
Unrealized loss on securities - net	-	-	-	-	(4,182)	(4,182)
	5,098,667	5,099	945,734	1,572,893	(4,182)	2,519,544
COMPREHENSIVE INCOME:
Net income December 31, 2003	-	-	-	123,006	-	123,006
Unrealized loss on securities - net	-	-	-	-	(5,465)	(5,465)
Less reclassification adjustment included in net income	-	-	-	-	173	173
CASH DIVIDEND	-	-	-	(76,480)	-	(76,480)
	5,098,667	5,099	945,734	1,619,419	(9,474)	2,560,778

STOCK OPTIONS EXERCISED	50,000	50	20,450	-	-	20,500
COMPREHENSIVE INCOME:
Net income	-	-	-	174,820	-	174,820
Unrealized loss on securities - net	-	-	-	-	(6,350)	(6,350)
CASH DIVIDEND	-	-	-	(50,987)	-	(50,987)
BALANCE AT DECEMBER 31, 2004	5,148,667	$ 5,149	$966,184	$1,743,252	$(15,824)	$2,698,761

See Notes to Financial Statements
5

ELECTRONIC SYSTEMS TECHNOLOGY, INC. STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (Loss)	$ 174,820	$ 123,006	$ 213,576
Non cash expenses included in income:
Depreciation	65,370	49,207	40,869
Amortization	4,257	4,404	4,404
Allowance for doubtful accounts	(269)	869	-
Deferred income taxes	13,400	23,600	3,917
Loss on disposition of assets	3	1,245	23
Realized loss on sale of investments	-	2,334	-

Decrease (increase) in current assets:
Accounts receivable, net	28,161	16,428	(143,595)
Inventory	(93,187)	57,452	(37,825)
Other current assets	(620)	(935)	(2,528)
Prepaid federal income tax	29,433	(29,433)	-

Increase (decrease) in current liabilities:
Accounts payable and other current liabilities	(32,677)	114,878	13,394
Federal income taxes payable	42,473	(101,866)	113,377
Net Cash From Operating Activities	231,164	261,189	205,612

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits	18,605	(1,483)	(17,122)
Purchase of investments	(12,750)	(817,843)	(1,344,000)
Proceeds from sale of investments	-	803,666	-
Additions to property and equipment	(96,155)	(113,943)	(35,085)
Net Cash From Investing Activities	(90,300)	(129,603)	(1,396,207)

CASH FLOWS FROM FINANCING ACTIVITIES:
Stock options exercised	20,500	-	-
Cash dividend	(50,987)	(76,480)	-
Net Cash From Financing Activities	$ (30,487)	$ (76,480)	$ -

(Continued)

See Notes to Financial Statements
6

ELECTRONIC SYSTEMS TECHNOLOGY, INC. STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
	2004	2003	2002
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	$ 110,377	$ 55,106	$ (1,190,595)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	378,103	322,997	1,513,592

CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 488,480	$ 378,103	$ 322,997

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes	$ -	$ 158,594	$ -

Cash and cash equivalents:
Cash	$ 11,100	$ 11,100	$ 11,100
Money market	477,380	367,003	311,897
	$ 488,480	$ 378,103	$ 322,997
			(Concluded)

See Notes to Financial Statements
7

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Business Organization

The Company was incorporated under the laws of the State of Washington on February 10, 1984, primarily to develop, produce, sell and distribute wireless modems that will allow communication between peripherals via radio frequency waves. On November 12, 1984, the Company sold 3,000,000 shares of its unissued common stock to the public at an offering price of $.30 per share, arbitrarily determined by the underwriter.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates used in the accompanying financial statements include allowance for uncollectible accounts receivable, inventory obsolescence, useful lives of depreciable assets, and deferred income taxes. Actual results could differ from those estimates.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to credit risk consists of cash and customer receivables.

The Company places its cash with one major financial institution. During the period, the Company had cash balances that were in excess of federally insured limits.

The Company’s customers, to which trade credit terms are extended, consist of United States and local governments and foreign and domestic companies.

8

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company recognizes revenue from product sales upon shipment to the customer. Revenues from site support are recognized as the Company performs the services in accordance with agreement terms.

Financial Instruments

The Company’s financial instruments are cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash, certificates of deposit, money market accounts and investment grade commercial grade paper that is readily convertible into cash and purchased with original maturities of three months or less.

Allowance for Uncollectible Accounts

The Company uses the allowance method to account for uncollectible accounts receivable. Accounts receivable are presented net of an allowance for doubtful accounts of $1,884 and $2,153 as of December 31, 2004 and 2003, respectively. The Company’s policy for writing off past due accounts receivable is based on the amount, time past due, and response received from the subject customer.

9

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies (Continued)

Inventory

Inventories are stated at lower of cost or market. Cost is determined on an average cost basis that approximates the first-in, first-out (FIFO) method. Market is determined based on net realizable value and consideration is given to obsolescence.

Patent Costs

Expenses incurred in connection with the patent have been capitalized and are being amortized over 17 years.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful life of property and equipment for purposes of computing depreciation is five to seven years. The useful life for leasehold improvements is thirty-one and one-half years. The Company periodically reviews its long-lived assets for impairment and, upon indication that the carrying value of such assets may not be recoverable, recognizes an impairment loss by a charge against current operations.

10

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies (Continued)

Investments

The Company classifies its marketable equity securities into trading or available-for-sale categories. Marketable securities that are held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Marketable equity securities classified as available-for-sale are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in the stockholders’ equity.

The fair value of substantially all securities is determined by quoted market prices. Gains or losses on securities sold are based on the specific identification method.

Available-for-sale investments consist of bond funds purchased at a cost of $1,368,593, with a fair market value of $1,344,619, at December 31, 2004. A net unrealized loss on available-for-sale securities in the amount of $23,974 has been charged to accumulated other comprehensive loss for the year ended December 31, 2004.

Capitalized Software Costs

Capitalized software costs consist of costs to purchase and develop software. The Company capitalizes the costs of creating a software product to be sold, leased or otherwise marketed, for which technological feasibility has been established. Amortization of the software product, on a product-by-product basis, begins on the date the product is available for distribution to customers and continues over the estimated revenue-producing life, not to exceed five years.

11

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

The provision for income taxes is computed on the pretax income (loss) based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

Research and Development

Research and development costs are expensed as incurred. Research and development expenditures for new product development and improvements of existing products by the Company for 2004, 2003, and 2002, were $306,949, $239,446, and $167,522, respectively.

Advertising Costs

Costs incurred for producing and communicating advertising are expensed when incurred. Advertising costs for the years ended December 31, 2004, 2003, and 2002, were $17,160, $18,306, and $18,277, respectively.

Comprehensive Income

Comprehensive income consists of net income and unrealized losses on marketable equity investments.

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

12

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

2. Inventories

Inventories consisted of the following:

	2004	2003
Parts	$ 248,433	$ 232,801
Work in progress	104,488	86,928
Finished goods	252,238	192,243
	$ 605,159	$ 511,972

3. Property and Equipment

Property and equipment consisted of the following:

	2004	2003
Leasehold improvements	$ 13,544	$ 13,544
Laboratory equipment	575,026	535,920
Furniture and fixtures	16,826	16,151
Dies and molds	124,245	77,396
	729,641	643,011
Accumulated depreciation	(476,185)	(420,337)
	$ 253,456	$ 222,674

4. Other Assets

Other assets consisted of the following:

	2004	2003
Patent costs	$ 1,850	$ 1,850
Software costs	86,330	86,330
	88,180	88,180
Accumulated amortization	(83,896)	(79,639)
	4,284	8,541
Deposits	340	18,945
	$ 4,624	$ 27,486

13

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

5. Provision For Income Taxes

The Company uses the asset and liability approach in accounting for income taxes.

The provision for federal income taxes consisted of:

	2004	2003	2002
Current	$ 68,634	$ 24,567	$ 107,974
Deferred	16,672	26,328	6,067
Provision for federal income taxes	$ 85,306	$ 50,895	$ 114,041

The components of the net deferred tax (assets) liability at December 31, were as follows:

	2004	2003	2002
Depreciation	$75,500	$59,400	$30,400
Unallowable deductions	(17,300)	(14,600)	(9,200)
	$ 58,200	$ 44,800	$ 21,200

The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate were as follows:

	2004	2003	2002
Amount computed using the statutory rate	$68,634	$24,567	$107,974
Increase(decrease) in deferred tax (assets) liabilities	13,400	23,600	3,917
Income tax benefit - unrealized loss on securities	3,272	2,815	2,150
Decrease in deferred tax asset - reclassification adjustment accumulated other comprehensive loss	-	(87)	-
Provision for federal income taxes	$ 85,306	$ 50,895	$ 114,041

14

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

6. Profit Sharing Salary Deferral 401-K Plan

The Company sponsors a Profit Sharing Plan and Salary Deferral 401-K plan and trust. All employees over the age of twenty-one are eligible. The Company is not making contributions under the current plan agreement.

7. Stock Options

The Company grants stock options to individual employees and directors with three years continuous tenure. After termination of employment, stock options may be exercised within ninety days.

A summary of option activity follows:
	Options Outstanding
	Number Outstanding	Weighted-Average Exercise Price Per Share
Balance at 12/31/01	515,000	$1.29
Granted	180,000	0.42
Exercised	-	-
Canceled	(160,000)	0.44
Balance at 12/31/02	535,000	1.25
Granted	180,000	0.40
Exercised	-	-
Canceled	(185,000)	2.81
Balance at 12/31/03	530,000	0.42
Granted	195,000	0.80
Exercised	(50,000)	0.41
Canceled	(170,000)	0.44
Balance at 12/31/04	505,000	0.56

15

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

  Stock Options - (Continued)

The option price range for years ending December 31, 2004 through 2002 is: 2004, $0.80 to $0.42; 2003, $0.40 to $0.44; 2002, $0.42 to $2.81. The option price range for exercised shares for years ending December 31, 2004 through 2002 is: 2004, $0.42 to $0.40, 2003 and 2002, none exercised. The weighted average fair value of options granted during the years ending December 31, 2004 through 2002 is: 2004, $0.80; 2003, $0.40; 2002, $0.42.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."  Accordingly, no compensation expense has been recognized for the stock option plan. Had compensation expense for the Company’s stock option plan been determined, based on the fair value at the grant date for awards, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

	2004	2003	2002
Net earnings as reported	$ 174,820	$ 123,006	$ 213,576
Net earnings - pro forma	$ 25,454	$ 65,701	$ 144,486
Earnings per share - as reported	0.03	0.02	0.04
Earnings per share - pro forma	0.01	0.01	0.03

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004; dividend yield equaled zero; expected volatility of 57% risk-free interest rate of 2.25%; and expected lives of three years.

16

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

8. Employee Profit Sharing Bonus Program

The Company makes contributions to the Employees Profit Sharing Bonus Program (a non-qualified plan) based upon ten percent of the first $100,000 of pre-tax net income plus eight percent on pre-tax net income in excess of $100,000. Contributions paid in 2003 for 2002 amounted to $28,209. The Company has accrued contributions for the years 2004 and 2003, of $24,794 and $17,371, respectively.

9. Earnings Per Share

The following table reconciles the income and average share amounts used to compute both basic and diluted earnings per share:
	2004	2003	2002
Net income (loss)	$ 174,820	$ 123,006	$ 213,576

Basic earnings per share:
Weighted average shares outstanding	5,104,678	5,098,667	5,098,667

Diluted earnings per share:
Weighted average shares outstanding	5,104,678	5,098,667	5,098,667
Incremental shares from assumed conversion of stock options	167,933	37,199	-
Weighted average shares outstanding	5,272,611	5,135,866	5,098,667

17

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

10. Leases

The Company leases its facilities from a port authority, under beneficial terms, for $2,259 monthly for three years, expiring in October 2005, with annual increases based upon the Consumer Price Index. The lease expense for the years ended December 31, 2004, 2003, and 2002 was $31,200, $30,742 and $30,389, respectively.

Future minimum lease payments required under the above operating lease for the year ending December 31, 2005 is $24,149; with nothing due thereafter.

11. Related Party Transactions

For the years ended December 31, 2004, 2003, and 2002; services in the amount of $164,279, $125,097, and $143,496, respectively were contracted with a manufacturing process company, Manufacturing Services, Inc., of which the owner/president is a member of the Board of Directors of Electronic Systems Technology, Inc. Accounts payable include $18,563 of payables to Manufacturing Services, Inc., at December 31, 2004.

12. Commitments and Contingencies

The Company purchases certain key components necessary for the production of its products from a limited number of suppliers. The components provided by the suppliers could be replaced or substituted by other products, if it became necessary to do so. It is possible that if this action became necessary, an interruption of production and/or material cost expenditures could take place.

18

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

13. Foreign Sales

The Company’s revenues fall into three major customer categories, Domestic, Export, and U.S. Government sales. A percentage breakdown of the Company’s major customer categories for the years of 2004, 2003 and 2002, are as follows:
	2004	2003	2002
Domestic Sales	79%	83%	77%
Export Sales	21	16	16
U.S. Government Sales	Nil	1	7

No individual customer comprised more than ten percent of sales revenue.

19

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

13. Foreign Sales - (Continued)

The geographic distribution of foreign sales for 2004, 2003, and 2002 are as follows:
	2004	2003	2002
Australia	1%	0%	5%
Austria	0	0	2
Brazil	9	0	1
Canada	24	16	19
Chile	5	14	5
China	1	0	0
Columbia	0	2	3
Croatia	6	15	9
Ecuador	12	1	13
Egypt	0	0	3
Germany	1	0	0
India	1	17	0
Indonesia	1	4	4
Italy	0	0	9
Jordan	5	5	4
Mexico	16	6	3
Peru	8	10	11
Philippines	0	0	0
Puerto Rico	4	4	4
South Korea	0	0	1
Spain	2	4	0
Taiwan	4	0	1
United Kingdom	0	0	1
Venezuela	0	2	2

20

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

SUPPLEMENTAL SCHEDULES

ELECTRONIC SYSTEMS TECHNOLOGY, INC. SUPPLEMENTAL SCHEDULES OF OPERATING EXPENSES FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	2004	2003	2002
Advertising	$ 17,160	$ 18,306	$ 18,277
Amortization	4,257	4,404	4,404
Bad debt	-	3,047	18,334
Commissions – sales	6,706	22,147	1,749
Dues and subscriptions	3,583	2,853	1,378
Depreciation	65,370	49,207	40,869
Insurance	14,263	13,207	11,415
Materials and supplies	31,920	17,639	23,655
Office and administration	13,001	11,623	10,591
Printing	6,839	6,841	7,359
Professional services	96,039	67,112	59,462
Rent and utilities	39,170	37,558	35,062
Repair and maintenance	24,774	15,912	14,761
Salaries	810,901	783,991	597,562
Taxes	175,830	149,351	116,618
Telephone	12,845	12,011	10,626
Trade shows	40,075	40,851	36,578
Travel expenses	91,879	83,498	81,023
	1,454,612	1,339,558	1,089,723
Expenses allocated to cost of sales	(365,216)	(332,884)	(301,092)
	$ 1,089,396	$1,006,674	$ 788,631

21

ELECTRONIC SYSTEMS TECHNOLOGY, INC. SUPPLEMENTAL SCHEDULES OF SELECTED FINANCIAL DATA FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, 2002, 2001 and 2000

	2004	2003	2002	2001	2000
Sales - net	$ 2,297,945	$ 2,064,628	$ 1,932,648	$ 1,303,811	$ 1,310,524
Gross profit	1,313,752	1,126,267	1,063,386	609,417	578,597
Income before provision for income taxes	260,126	173,901	327,617	6,072	29,410
Provision for income taxes	85,306	50,895	114,041	16,368	5,466
Net income (loss)	174,820	123,006	213,576	(10,296)	23,944
Other comprehensive loss, net of tax	(6,350)	(5,465)	(4,182)	-	-
Comprehensive income (loss)	168,470	117,541	209,394	(10,296)	23,944
Net income per share - basic	0.03	0.02	0.04	-	-
Weighted average number of shares outstanding	5,104,678	5,098,667	5,098,667	5,095,798	5,042,250
Total assets	2,983,296	2,822,689	2,742,170	2,401,672	2,407,871
Stockholders’ equity	2,698,761	2,560,778	2,519,544	2,310,150	2,308,146
Stockholders’ equity per share	0.52	0.50	0.49	0.45	0.46
Working capital	2,498,881	2,355,418	2,351,155	2,127,471	2,125,411
Current ratio	13.0:1	12.6:1	13.2:1	24.2:1	22.3:1
Equity to total assets	90%	91%	92%	96%	96%

22

CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Electronic Systems Technology, Inc.
Kennewick, Washington

We hereby consent to the use of our opinion, dated February 12, 2004 on the financial statements of Electronic Systems Technology, Inc., for the years ended December 31, 2003 and 2002 in the Form 10-KSB.

MOE O'SHAUGHNESSY & ASSOCIATES, P.S.

/s/ JENNY E. ANDERSON

Jenny E. Anderson,
Certified Public Accountant

Spokane, Washington
February 23, 2004

CORPORATE DIRECTORY

DIRECTORS

Tommy L. Kirchner
President
Chief Executive Officer
Electronic Systems Technology Inc.

Robert Southworth
Patent Attorney (Retired)
U.S. Department of Energy

Melvin H. Brown
President/Chief Executive Officer
Manufacturing Services, Inc.

Jon Correio
Vice President, Finance & Administration
Electronic Systems Technology, Inc.

John L. Schooley
Former President of Remtron, Inc.

EXECUTIVE OFFICERS

T. L. Kirchner
President/Chief Executive Officer

Jon Correio
Secretary/Treasurer

CORPORATE HEADQUARTERS

Electronic Systems Technology, Inc.
415 N. Quay Street, Suite 4
Kennewick, Washington 99336
(509) 735-9092
(509) 783-5475 (Facsimile)

INDEPENDENT AUDITORS

Moe O’Shaughnessy & Associates, P.S.
427 W Sinto Ave., Ste. 200
Spokane, Washington 99201

TRANSFER AGENT

Computershare Investor Services
350 Indiana Street, Suite 800
Golden CO 80401
(303) 262-0600

The Transfer Agent should be contacted for questions regarding changes in address, name, or ownership, lost certificates, and consolidation of account. When corresponding with the Transfer Agent, shareholders should state the exact name(s) in which the stock is registered and certificate number of the certificate(s).

FORM 10-KSB

A copy of the Company’s Form 10-KSB, as filed with the Securities and Exchange Commission, is available upon request.

CORPORATE AND INVESTOR INFORMATION

Please direct inquiries to:
Investor Relations Department
Electronic Systems Technology, Inc.
415 N. Quay Street
Kennewick, Washington 99336

ANNUAL MEETING

The annual meeting of stockholders of Electronic Systems Technology, Inc. will be held at 3:00 p.m. on June 3, 2005, at:

Red Lion Hotel
1101 N. Columbia Center Blvd.
Kennewick, Washington 99336

All stockholders are encouraged to attend.